Exhibit 99.1

Nevada Geothermal Power Engages Advisor for Strategic Review; Project Development Update

VANCOUVER, Jan. 17, 2012 /CNW/ - Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP) (OTCBB: NGLPF) is pleased to announce that it has engaged Canaccord Genuity as financial advisor to NGP to determine strategic alternatives in the restructuring of its mezzanine debt and in the recapitalization of the Company.

ONGOING INJECTION DISTRIBUTION AT BLUE MOUNTAIN PROVIDING ENCOURAGING RESULTS

A program to preserve generation capacity was initiated in 2011 and is nearing completion. The program objective is to shift injection away from the injection wells that return cooled geothermal fluid from the plant back to the production zone too quickly.

Three existing unused wells, 58A-15, 38-14, and 89-11, were selected to be placed into injection service following field tests and computer simulation modeling.  In early November 2011, injection into well 58A-15 commenced at a rate of 600 gpm to a shallow permeable horizon that appears from tracer tests to be isolated from current production zones such that cooled fluid is not expected to return to production wells. Well 38-14, requiring new pipeline construction, was connected and injection at a rate of 150-200 gpm commenced Dec 28, 2011 on the southern margin of the producing field. Well 58A-15 and 38-14 injection has resulted in a lessening of temperature declines at the production wells. Temperature declines at some wells (14-14, 26A-14) appear to have ceased. The third well 89-11 was cleaned out and a slotted liner was installed in November 2011; injection tests confirm that the well is a "better than expected" injector capable of taking approximately 2000 gpm. Pipeline construction to 89-11 was recently completed and injection commenced on January 12, 2012 starting at 500 gpm to be increased in stages.  The further redistribution of injection into 89-11 is expected to further moderate observed temperature declines in production wells.

Reservoir simulation modeling by GeothermEx, Inc. has estimated that the re-distribution of injection into 58A-15, 38-14 and 89-11 will allow senior loan covenants to be met through the remaining 17-year life of the facility. The mezzanine debt service coverage ratios are in breach and the Company is working cooperatively with lenders and its advisor to restructure the loan.

A tax-assisted financing to monetize deductions is planned with Marathon Capital, LLC as agent, following the completion of the current injection program and confirmation of the reservoir response.

BLUE MOUNTAIN RESERVOIR DEVELOPMENT

As announced previously, NGP completed a comprehensive independent study by Engeocon LLC. of all resource and geotechnical information to better understand the geothermal fluid flow system, recommend strategies for arresting slow thermal declines, and recommend additional field development steps to increase production at the Faulkner 1 geothermal power plant. The study forms the basis for NGP's current reservoir management strategy and identifies new injection targets on fault structures trending north and northeast from the existing wellfield. New deep production drilling targets are identified on known structures to the west.

The Company proposes a three-well development program comprised of two new northern injectors (55-10, 65-11) and one new production well (47-15) to achieve a targeted 53 MW gross plant output (42 MW net delivered to the grid).  The two new injectors will be drilled in sections 10 and 11 to shift the injection from the current western injectors to the northern periphery of the field. A new production well would be sited in the hottest part of the known field west of the current four deep western injectors.

The $20 million drilling and development project has excellent financial returns because wells can be placed in service as they are completed and connected by pipeline to use the excess production capacity of the existing Faulkner 1 plant.  Production increases may require the approvals from NVE, the senior debt holder and certain regulatory agencies. GeothermEx has been engaged to independently assess the proposed development project.

OTHER PROJECTS

In addition to Blue Mountain in Nevada, NGP is actively working on development programs at Crump Geyser with Ormat in Oregon and at New Truckhaven in the Imperial Valley region, California.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada.  It is a renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in eight properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven, East Brawley and South Brawley in California, and Crump Geyser, in Oregon.  These properties are at different levels of exploration and development.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.  We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

CO: Nevada Geothermal Power Inc.

CNW 09:30e 17-JAN-12